# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Satellos Bioscience Inc., CIK 0001421642
CUSIP: 80401L803
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: ROYAL BANK PLAZA, S. TOWER, 200 BAY ST. SUITE 2800, Toronto, Ontario Canada (A6), M5J 2J3
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001855820

## Reporting persons
- Qiming U.S. Healthcare Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,725,247; sole dispositive power 0; shared dispositive power 1,725,247; aggregate amount beneficially owned 1,725,247 (8.3% of the class)
- Qiming U.S. Healthcare GP III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,725,247; sole dispositive power 0; shared dispositive power 1,725,247; aggregate amount beneficially owned 1,725,247 (8.3% of the class)
- Mark McDade: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,725,247; sole dispositive power 0; shared dispositive power 1,725,247; aggregate amount beneficially owned 1,725,247 (8.3% of the class)
- GARY E RIESCHEL: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,725,247; sole dispositive power 0; shared dispositive power 1,725,247; aggregate amount beneficially owned 1,725,247 (8.3% of the class)

## Item 1. Issuer
Name of issuer: Satellos Bioscience Inc.
Address of issuer's principal executive offices: ROYAL BANK PLAZA, S. TOWER, 200 BAY ST. SUITE 2800, Toronto, A6, M5J 2J3.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Qiming U.S. Healthcare Fund III, L.P. ("Qiming")
Qiming U.S. Healthcare GP III, LLC ("Qiming GP")
Mark McDade ("McDade")
Gary Rieschel ("Reischel")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
Qiming U.S.
11100 NE 8th Street, Suite 200
Bellevue, WA 98004
Citizenship:
Qiming Delaware
Qiming GP Delaware
McDade United States
Rieschel United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of common shares (the "Shares") of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.

The Reporting Persons' ownership of the Shares consists of 1,725,247 shares directly held by Qiming.

Qiming GP is the general partner of Qiming. McDade and Rieschel are the managing partners of Qiming GP. Each of Qiming GP, McDade and Rieschel may be deemed to beneficially own the shares owned by Qiming
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the Shares beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference. The percentage set forth in each row 11 is based upon 20,831,190 Shares outstanding as of March 27, 2026, as reported in the Issuer's Annual Report on Form 40-F filed with the Securities and Exchange Commission (the "SEC") on March 27, 2026.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Qiming U.S. Healthcare Fund III, L.P.: /s/ Mark McDade, By Qiming U.S. Healthcare GP III, LLC, its general partner, By Mark McDade, Managing Partner (05/12/2026)
- Qiming U.S. Healthcare GP III, LLC: /s/ Mark McDade, Mark McDade, Managing Partner (05/12/2026)
- Mark McDade: /s/ Mark McDade, Mark McDade (05/12/2026)
- GARY E RIESCHEL: /s/ Gary Rieschel, Gary Rieschel (05/12/2026)